Exhibit 99.1

FOR IMMEDIATE RELEASE

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY SHARES OF MELCO CROWN ENTERTAINMENT LIMITED (THE “COMPANY”) IN THE UNITED STATES OR IN ANY OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE OFFER SHARES (AS DEFINED BELOW) HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS OF THE UNITED STATES AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES. THE COMPANY WILL NOT AND DOES NOT INTEND TO MAKE ANY PUBLIC OFFER IN THE UNITED STATES.

Not for release, distribution or publication, directly or indirectly, into or in Canada or Japan

MELCO CROWN ENTERTAINMENT LIMITED

IN RELATION TO

THE PROPOSED LISTING ON THE MAIN BOARD OF THE STOCK EXCHANGE OF

HONG KONG LIMITED

New York, August 4, 2011 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focusing on the Macau market, announces that it has made an application to The Stock Exchange of Hong Kong Limited (the “SEHK”) for a proposed dual listing of its shares on the Main Board of the SEHK (the “Proposed HK Dual Listing”) and is evaluating a possible global offering of SEHK-listed shares (the “Offer Shares”) to local and international investors.

The Company wishes to highlight that the Proposed HK Dual Listing involves extensive preparatory work and is subject to, among others, the approval of the SEHK and other relevant authorities, the final decision of the Company’s board of directors and approval of its shareholders and market conditions. It is therefore difficult to provide a clear time frame on the Proposed HK Dual Listing, and the Proposed HK Dual Listing may or may not occur.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of the Company, stated, “It is worth noting that today all other casino operators in Macau, including those from the US, have their Macau operations listed on the SEHK. We believe our proposed dual listing on the local bourse will not only put us on par with our competitors, but will also provide our existing shareholders with much enhanced liquidity, while providing us with access to an additional source of capital. A dual listing on the SEHK will also allow local and Asian investors to directly access investment opportunities in our Company, thus broadening our investor universe.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,600 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.

The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +852 3151 3767

Email: maggiema@melco-crown.com